unaxis

making IT possible

82-34643

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02028184

RECEIVED
MAR 29 2002
366

SUPPL

Date	March 26, 2002
Contact	Otto Hotz
E-mail	otto.hotz@unaxis.com
Directphone	++41 1 360 96 18
Subject	Unaxis Holding, Inc. Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding, Inc.

Otto Hotz
Corporate Human Resources

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

Enclosures

Media release February 12, 2002 4th Quarter Report 2001
Media release February 28, 2002 Unaxis sells two Material Division businesses
Media release March 25, 2002 Financial Year 2001
Invitation to Annual General Meeting of Shareholders
Annual Report 2001

Unaxis Management Ltd
Hofwiesenstrasse 135
P.O.Box 1309
CH-8021 Zürich

Telefon ++41 1 360 96 96
Fax ++41 1 360 96 93
www.unaxis.com

making IT possible

Media release

2001 financial year: positive net income – healthy balance sheet – high level of liquidity; IT industry decline and global economic weakness weigh on operating result.

Zurich, March 25, 2002

Unaxis Corporation

IT industry decline and global economic weakness weigh on operating result
In the first year following its reorientation towards a focus on selected Information Technology markets, Unaxis was confronted with tremendous challenges.
Although the 2001 financial year started off with record orders on hand, an unusually severe cyclical decline in the IT industry marked the course of the remainder of the year. 2001 witnessed for the first time a steep decline in demand for finished electronics products, together with a marked weakening of global economic activity that emanated from the USA. The combined impact of these economic and industry-specific factors culminated in the information technology markets experiencing the most severe collapse in their 40-year history.

Owing to a large backlog at the outset of the year and the encouraging course of business in the company's non-IT-related Segments (Surface Technology, Components and Special Systems) Unaxis recorded in 2001 (on a comparable basis*) a moderate 7 percent overall drop in sales to CHF 2 127 million (2000 on a comparable basis: CHF 2 289 million). However, weakness in the IT industry and the global economy in general led to a 39 percent decline in orders received during 2001, which amounted to

* Due to the divestiture of certain business areas undertaken in 2000 and 2001 within the framework of the company's reorientation, sales are not directly comparable with the previous year.

Unaxis Management AG
Hofwiesenstrasse 135
P.O. Box 1309
CH-8021 Zürich
Telephone +41 (0)1 360 96 09
Fax +41 (0)1 360 96 53
www.unaxis.com

CHF 1 572 million versus the CHF 2 578 million recorded on a comparable basis for the previous year. The impact of this drop in orders was felt primarily by ESEC and the IT-related Data Storage, Displays and Semiconductors Front End Divisions.

Positive net income despite loss and goodwill impairment at ESEC

Overall, this resulted in an operating loss from current activities of CHF 11 million (prior year on a comparable basis: CHF 258 million). Decreased sales at Data Storage and especially at ESEC were the primary cause of this decline. If the losses at ESEC are not taken into account, Unaxis recorded a gratifying operating result from current activities of CHF 128 million for the 2001 financial year. Using updated assumptions, the outlook and risks of ESEC's activities were reassessed at year's end. In this connection, provisions for goodwill impairment were established in the amount of CHF 200 million. After charges for goodwill impairment, Unaxis Corporation registered an operating result (EBIT) for 2001 of CHF –211 million (on a comparable basis 2000: CHF 258 million). The financial result for 2001 was breakeven (prior year: CHF –23 million). Unaxis realized non-recurring income of CHF 297 million (prior year: CHF 330 million) from the sale of Pilatus Flugzeugwerke and the Leybold Optics Division, as well as from real estate sales and other smaller divestitures. This appears under Other result and Results from sales of entire business segments. Overall, Unaxis achieved in the 2001 financial year a net income of CHF 111 million (prior year: CHF 511 million), or CHF 8.53 per share (prior year: CHF 39.17), despite the high level of impairment provisions.

Healthy balance sheet – high net liquidity

Unaxis has a healthy balance sheet, something that is of particular significance in times of economic uncertainty. During the year under review, the shareholders' equity ratio increased from 41 percent to 55 percent, and net liquidity increased from CHF 174 million to CHF 768 million, mainly as the result of divestitures. Consequently, there exists a solid financial base for the Corporation's further strategic development.

Board to propose payment of dividend

Unaxis' Board of Directors will propose at the Annual Shareholders' Meeting that a dividend in the amount of CHF 2.– per share be distributed, as was the case in the previous year.

Unaxis Management AG
Hofwiesenstrasse 135
P.O. Box 1309
CH-8021 Zürich

Telephone +41 (0)1 360 96 96
Fax +41 (0)1 360 96 53
www.unaxis.com

Information Technology Segment: Marked drop in sales and operating result

Sales at the Information Technology Segment declined in the 2001 financial year by 14 percent to CHF 1 021 million (prior-year on a comparable basis: CHF 1 185 million). Cyclical weakness in the IT market was more evident in orders received, which fell by 47 percent to CHF 637 million (comparable prior-year reading: CHF 1 201 million). The marked decrease in sales for the IT Segment had an impact on the operating result from current activities, which fell to CHF –123 million (before impairment provisions) versus the previous year's reading of CHF 177 million on a comparable basis. To the greatest extent, this difference is attributable to the deteriorating course of business at ESEC and Data Storage. Disregarding ESEC, the IT Segment achieved a positive operating result of CHF 15 million (prior year on a comparable basis: CHF 131 million).

Surface Technology Segment: Slight increase in sales and improved operating result The Surface Technology Segment registered a 3 percent increase in sales to CHF 339 million in 2001 (prior year on a comparable basis: CHF 328 million). The operating result (EBIT) of CHF 45 million exceeded the prior-year comparable reading of CHF 40 million.

Components and Special Systems Segment: Stable sales and operating result

With sales of CHF 730 million, the Components and Special Systems Segment recorded a one percent increase over the 2000 financial year on a comparable basis (prior year: CHF 726 million). On the other hand, orders received fell on a comparable basis by 41 percent to CHF 582 million (prior year: CHF 981 million). This decline mainly affected Leybold Optics, which has been divested in the meantime, as well as the Leybold Vacuum and Contraves Space Divisions. The operating result (EBIT) of CHF 76 million achieved by the Components and Special Systems Segment remained stable on a comparable basis with the CHF 75 million earned in 2000.

Introduction of comprehensive measures for sustainably reducing costs and enhancing the flexibility of business structures

As a result of changed market conditions in the IT industry, comprehensive measures were introduced during the course of the financial year in efforts to reduce costs on a sustainable basis and make Unaxis' business structures more flexible.

Unaxis Management AG
Hofwiesenstrasse 135
P.O. Box 1309
CH-8021 Zürich

Telephone +41 (0)1 360 96 96
Fax +41 (0)1 360 96 53
www.unaxis.com

In this connection, production sites were relocated and integrated into new, modern competency centers in St. Petersburg (USA), Trübbach (CH), and Balzers (FL). Unfortunately, personnel adjustments throughout the entire company were an unavoidable part of these measures.
The steep drop in sales at ESEC in 2001 was primarily attributable to developments in the marketplace. But it simultaneously brought to light certain weaknesses in that company's business model. Therefore, during the 2001 financial year, far-reaching measures were initiated in efforts to reorientate ESEC with the goal of sustainably improving its competitiveness and increasing its flexibility when confronted with fluctuations in business volume.

Resolute continuation of the Corporation's strategic focus on growth markets
During the 2001 financial year, Unaxis resolutely continued to focus its corporate portfolio of holdings on production systems, components and services in the growth markets of the IT Segment. Consequently, Pilatus Flugzeugwerke (CH), Leybold Optics (D), which specializes in optical-coating equipment, as well as various smaller operations and real estate holdings have been divested.

Despite the ongoing cyclically related decline in the IT industry and global economic weakness, Unaxis in 2001 continued to invest in product innovations, market development and the expansion of competency centers. Consequently, research and development expense (2000: CHF 208 million) as a percentage of sales rose from 7 to 10 percent (2000: CHF 219 million). The high level of investments made in the previous year decreased only slightly in the 2001 financial year to a level of CHF 186 million (2000: CHF 191 million).

Outlook for 2002

Investments in products and market for upturn in 2003
In view of economic and industry-specific developments at the outset of 2002, especially in the IT segment, it can be assumed that, on a comparable basis, sales figures for the upcoming year will lie below the previous year's levels. In the current first quarter order intake and sales will be below expectations. Should the expected upturn in production systems for the IT industry only take hold in 2003, it can be assumed that EBIT

Unaxis Management AG
Hofwiesenstrasse 135
P.O. Box 1309
CH-8021 Zürich
Telephone +41 (0)1 360 96 96
Fax +41 (0)1 360 96 53
www.unaxis.com

in 2002 will be down on the preceding year. For that reason, appropriate cost-reduction measures will continue, in particular through further process improvement. To facilitate Unaxis' due participation in the next phase of recovery, there will be continued investment in product innovations and market development, particularly in the Far East.
The non-IT-related Surface Technology and Components and Special Systems Segments were unable to avoid being impacted by the subdued level of global economic activity. On the whole, however, they will continue to prove themselves more resistant to the business cycle.

Functions of Chairman of the Board and Chief Executive Officer to be separated

After nearly four years, the fundamental reorientation of the former conglomerate to a high-tech organization has now been realized to the greatest extent. As already announced in 2001, Dr. Willy Kissling, Chairman of the Board and CEO of Unaxis, will focus his efforts solely on the function of Chairman following the Annual Shareholders' Meeting on May 7, 2002. The Board of Directors has elected former Chief Operating Officer (COO), Heinz Kundert, to succeed as Head of the Executive Board (CEO). Mr. Kundert has gained many years of management experience with Unaxis and possesses in-depth knowledge of the technologies in which the company is involved. The Board of Directors is therefore convinced that, with Heinz Kundert at the helm, the pieces are in place for the successful future development of Unaxis. As of May 7, 2002, the Executive Board will be comprised of Heinz Kundert, Paul E. Otth and Kurt Mück. At the same time, an extended Executive Board is to be formed, consisting of the eight Division Heads.

Unaxis is a globally leading provider of technologies, production systems, components and services for select market segments of the information technology, surface technology and components and special systems industries.

Enclosures: Key figures

Unaxis Management AG
Hofwiesenstrasse 135
P.O. Box 1309
CH-8021 Zürich

Telephone +41 (0)1 360 96 96
Fax +41 (0)1 360 96 53
www.unaxis.com

This media release is based on information currently available to management. The forward-looking statements contained herein could be substantially impacted by risks and influences that are not foreseeable at present, so that actual results may vary materially from those anticipated, expected or projected.

For further information, please contact:

Corporate Communications
Unaxis Management AG
Nicolas Weidmann
Tel. +41 1 360 96 02
Fax +41 1 360 96 53
E-mail: media.relations@unaxis.com

Investor Relations
Unaxis Management AG
Dr. Philipp Gamper
Tel. +41 1 360 96 22
Tel. +41 1 363 72 60
E-mail: investor.relations@unaxis.com

Key figures for 2001

Unaxis Corporation - Consolidated totals in million	2001* CHF	2000 CHF	2001* EUR
Sales	2 127**	3 285	1 409
– change in %	– 35		– 35
Operating result before depreciation and amortization (EBITDA)	182	460	121
Operating result from current activities	– 11	314	– 7
– in % of sales	– 1	10	– 1
Impairment losses on goodwill	200	0	132
Operating result (EBIT)	– 211	314	– 140
Other result	297	330	197
Financial result	0	– 23	0
Result before taxes	86	621	57
Net income	111	511	74
Total assets	3 016	3 708	1 997
Shareholders' equity	1 667	1 504	1 104
– in % of total assets	55	41	55
Net liquidity	768	174	509
– in % of shareholders' equity	46	12	46
Net assets	1 202	1 761	796
Capital expenditures in fixed assets	186	191	123
Research and development	208	219	138
Personnel expense	775	882	513
Number of employees at year-end	7 241	9 154	7 241
Business development on a comparable basis	**2001***	**2000***	**2001***
Total Unaxis	**CHF**	**CHF**	**EUR**
Orders received	1 572	2 578	1 041
Sales	2 127	2 289	1 409
Operating result (EBIT)	– 211****	258	– 140

* For the first time including figures for the entire year for ESEC (majority interest acquired on September 1, 2000). ESEC is included in the Information Technology Segment.

** Due to divestitures undertaken in 2000 and 2001, sales are not directly comparable with those achieved in previous years.

*** Excluding operations sold in 2000 (Inficon, Large Area Coating and Leybold Didactics).

**** After goodwill impairment ESEC.

Unaxis Management AG
Hofwiesenstrasse 135
P.O. Box 1309
CH-8021 Zürich

Telephone +41 (0)1 360 96 96
Fax +41 (0)1 360 96 53
www.unaxis.com

Business development on a comparable basis in million	2001* CHF	2000** CHF	2001* EUR
Information Technology			
Orders received	637	1 201	422
Orders on hand	206	574	136
Sales	1 021	1 185	676
Operating result before depreciation and amortization (EBITDA)	– 4	241	– 3
– in % of sales	0	20	0
Operating result from current activities			
IT excluding ESEC	15	131	10
IT including ESEC	– 123	177	– 81
– in % of sales	– 12	15	– 12
Operating result (EBIT)	– 323	177	– 214
Net assets including ESEC	809	1 194	536
Surface Technology			
Orders received	323	341	214
Orders on hand	1	20	1
Sales	339	328	225
Operating result before depreciation and amortization (EBITDA)	87	80	58
– in % of sales	26	24	26
Operating result (EBIT)	45	40	30
– in % of sales	13	12	13
Net assets	227	234	150
Components and Special Systems			
Orders received	582	981	385
Orders on hand	232	559	154
Sales	730	726	483
Operating result before depreciation and amortization (EBITDA)	92	91	61
– in % of sales	13	13	13
Operating result (EBIT)	76	75	50
– in % of sales	10	10	10
Net assets	75	57	50
Others			
Sales	37	50	25
Operating result (EBIT)	– 9	– 34	– 6

* For the first time including figures for the entire year for ESEC (majority interest acquired on September 1, 2000). ESEC is included in the Information Technology Segment.

** Excluding operations sold in 2000 (Inficon, Large Area Coating and Leybold Didactics).

making IT possible

Media Release

Unaxis sells two Materials Division businesses to Heraeus

Zurich, 28 February 2002 **- W.C. Heraeus GmbH with headquarters in Hanau, Germany, is acquiring two Materials Division activities: Unaxis Materials Deutschland GmbH in Hanau, Germany, and Materials USA Inc., Morgan Hill, CA. The deal is subject to approval by the German Federal Cartel Office. Aggregate sales by both companies were CHF 43 million in 2001. The parties agreed not to disclose the purchase price.**

Unaxis is convinced that Heraeus is the ideal buyer for these activities, which the new proprietor will integrate within its own thin-film materials division. For Unaxis, this transaction marks a further step towards concentrating on core activities.

Negotiations are in progress with companies interested in acquiring the remaining materials businesses in Balzers (FL), Hudson New Hampshire (USA), Taiwan and Singapore.

Unaxis is a leading global provider of manufacturing systems, components and services for selected Information Technology as well as for Surface Technology and Components and Special Systems markets.

The information contained in this press release is believed to be correct at the time of publication. Unforeseeable risks and influences may lead to discrepancies with statements portrayed here.

Unaxis Management AG
Hofwiesenstrasse 135
P.O. Box 1309
CH-8021 Zürich

Telephone +41 360 96 96
Fax +41 360 96 65
www.unaxis.com

For further information, please contact:

Unaxis Management AG
Media Relations
Kim-My Schefer
Tel. +41 1 360 96 49
Fax +41 1 360 96 53
E-mail: media.relations@unaxis.com

Unaxis Management AG
Investor Relations
Dr. Philipp Gamper
Tel. +41 1 360 96 22
Fax +41 1 363 72 60
E-mail: investor.relations@unaxis.com

making IT possible

Media Release

Thanks to the high level of orders on hand at the outset of the year and positive development in non-IT Segments, Unaxis can report only a moderate 7 per cent fall in sales for 2001, taken on a comparable basis.[1] However, the IT industry's continuing downturn led to a 39 per cent fall in orders received.

Zurich, February 12, 2002 – The Unaxis Corporation achieved sales of CHF 2 127 million for the 2001 financial year (2000: CHF 3 285). Divestment activity in 2000 and 2001 in the course of corporate restructuring means that this figure cannot be directly compared with the previous year's sales. Taken on a comparable basis, the high level of orders on hand at the outset of the year and positive development in non-IT Segments (Surface Technology, Components and Special Systems) mean that we can report only a moderate 7 per cent fall in sales (2000: CHF 2 289 million). Nonetheless, the IT industry's downturn is behind a 39 per cent fall in orders received on a comparable basis, to CHF 1 572 Mio. (2000: CHF 2 578 million). Particularly hard-hit by the fall in orders were ESEC and the IT Divisions: Data Storage, Displays and Semiconductors Front End.

Comparable fourth quarter sales by Unaxis were CHF 433 million, down 5 per cent on the previous quarter. By the same measure, orders received fell 6 per cent to CHF 294 million. This fourth-quarter development indicates a flattening of the downward economic trend underway in the cyclical IT Segment.

Unaxis reckons that the IT industry's global downturn has reached bottom, and expects orders received to stabilize at a low level over the coming months. Weak demand could

---

[1] The comparison figures for 2000 no longer incorporate the divested Inficon, Large Area Coating, Leybold Didactics and Pilatus divisions. ESEC is incorporated starting from initial consolidation on September 1, 2000.

Unaxis Management AG
Hofwiesenstrasse 135
P.O. Box 1309
CH-8021 Zürich

Telephone +41 360 96 96
Fax +41 360 96 65
www.unaxis.com

continue far into 2002. Although the global economic slow-down has affected non-IT Segments as well, Unaxis expects continued satisfactory development in these areas.

Last year, Unaxis introduced a broad-based program to cut costs and develop more flexible structures. Sustained investment in product innovation and market development will bring the Corporation a strong advantage in the Information Technology market recovery expected for 2003.

The Unaxis Corporation will deliver comprehensive information about year-end figures at its annual results press conference to be held on March 25, 2002 at the new Zurich Stock Exchange.[2]

Unaxis is a leading global provider of manufacturing systems, components and services for selected information technology markets - such as semiconductors, data storage, flat-panel displays and optical components. In addition to the IT Segment, Unaxis is also a leader in the Segment Surface Technology and Components and Special Systems.

Enclosed: 2001 key figures

The information contained in this press release is believed to be correct at the time of publication. Unforeseeable risks and influences may lead to discrepancies with forecast statements portrayed here.

For further information, please contact:

Unaxis Management AG
Media Relations
Kim-My Schefer
Tel. +41 1 360 96 49
Fax +41 1 360 96 53
E-mail: media.relations@unaxis.com

Unaxis Management AG
Investor Relations
Dr. Philipp Gamper
Tel. +41 1 360 96 22
Fax +41 1 363 72 60
E-mail: investor.relations@unaxis.com

---

[2] The ESEC annual results press conference will be held the same day at the new Zurich Stock Exchange.

2001 key figures

* The comparison figures for 2000 no longer incorporate the divested Inficon, Large Area Coating, Leybold Didactics and Pilatus divisions. ESEC is incorporated starting from initial consolidation on September 1, 2000.

** Incorporates Leybold Optics up to September 30, 2001.

Financial year	2000*	2001	2001	2001	2001	% change	2001**	% change
in CHF millions	Q1-4	Q1	Q2	Q3	**Q4**	Q3/Q4	**Q1-4**	2001/00
Sales								
IT excluding ESEC	969.4	238.9	216.9	180.2	**194.7**	8	**830.7**	-14
ESEC	215.4	86.3	54.5	27.8	**21.6**	-22	**190.2**	-12
Information Technology	1 184.8	325.2	271.4	208.0	**216.3**	4	**1 020.9**	-14
Surface Technology	328.0	95.4	84.3	77.3	**81.5**	5	**338.5**	3
Comp. and Special Systems	726.1	214.6	218.4	162.9	**134.1**	-18	**730.0**	1
Others	49.6	17.8	9.4	9.2	**1.0**	-89	**37.4**	-25
Total	**2 288.5**	**653.0**	**583.5**	**457.4**	**432.9**	**-5**	**2 126.8**	**-7**
Orders received								
IT excluding ESEC	1 092.0	165.7	180.6	105.5	**79.4**	-25	**531.2**	-51
ESEC	108.6	59.7	18.0	14.0	**14.6**	4	**106.3**	-2
Information Technology	1 200.6	225.4	198.6	119.5	**94.0**	-21	**637.5**	-47
Surface Technology	340.8	85.4	85.0	75.7	**76.5**	1	**322.6**	-5
Comp. and Special Systems	980.9	195.4	156.3	110.0	**120.2**	9	**581.9**	-41
Others	55.4	12.9	6.5	7.4	**2.9**	-61	**29.7**	-46
Total	**2 577.7**	**519.1**	**446.4**	**312.6**	**293.6**	**-6**	**1 571.7**	**-39**

	2000*	**2001****	**% change**
	12/31	**12/31**	**2001/00**
Orders on hand			
IT excluding ESEC	474	**195**	-59
ESEC	100	**11**	-89
Information Technology	574	**206**	-64
Surface Technology	20	**1**	-
Comp. and Special Systems	559	**232**	-59
Others	28	**0**	-
Total	**1 181**	**439**	**-63**

Unaxis Management AG
Hofwiesenstrasse 135
P.O. Box 1309
CH-8021 Zürich

Telephone +41 360 96 96
Fax +41 363 72 60
www.unaxis.com

making IT possible

Rule 12g3-2(b) File No. 82-5190

To our shareholders

Zurich, March 25, 2002

Annual General Meeting of Unaxis Holding AG of May 7, 2002

Ladies and Gentlemen:

I am pleased to send you the enclosed 2001 Business Report as well as the invitation to the 29th Annual General Meeting on May 7, 2002. The event will take place in the Culture and Convention Center in Lucerne.

As last year, no personal admission and voting card is enclosed with this invitation. We will prepare this document with individualized bar codes when you place an order with the enclosed form. The dispatch of the admission and voting cards will be effected after April 17, 2002.

If you are impeded from attending the General Meeting of Shareholders, we ask you kindly to have yourself represented by another shareholder registered in the share register, by our corporation or by the independent proxy, Mr. Bruno Stalder, Attorney at Law, Reinhold Frei-Strasse 25, 8049 Zurich. The authorization of Unaxis Holding Ltd or the independent proxy to act as representative may be granted directly on the enclosed application form. For the authorization of another shareholder, an admission card is to be requested and the proxy form printed on the reverse side is to be used.

I am looking forward to welcoming you at the Annual General Meeting of Shareholders in Lucerne.

Yours truly,

Willy Kissling

Dr. Willy Kissling
Chairman of the Board of Directors

Enclosures

Unaxis Holding AG
Share Register
P.O. Box 1309
8021 Zurich

making IT possible

Invitation to the 29th Annual General Meeting of Shareholders

(This invitation is a non-binding translation of the official German version published in the Swiss Official Gazette of Commerce of March 26, 2002)

The shareholders of Unaxis Holding Ltd are invited to the 29th Annual General Meeting of Shareholders on

Tuesday, May 7, 2002, at 3 p. m.
(door opens at 2 p. m.)
Lucerne Culture and Convention Center, Luzerner Saal
Europaplatz 1, 6005 Lucerne

Agenda for the Annual General Meeting of Shareholders

1. 2001 Annual Report, Annual Financial Statements of Unaxis Holding Ltd and Consolidated Financial Statements

The Board of Directors moves to adopt the 2001 Annual Report, Annual Financial Statements of Unaxis Holding Ltd and Consolidated Financial Statements.

2. Allocation of the 2001 Balance Sheet Profit

Net income 2001	CHF	125 503 123
Balance carried forward from the previous year	CHF	33 983 183
Available earnings	CHF	159 486 306

The Board of Directors moves to allocate the available earnings as follows:

Distribution of gross dividends of CHF 2.– to 12 989 252 registered shares entitled thereto, having a nominal value of CHF 20.– each	CHF	25 978 504
Allocation to free reserve	CHF	100 000 000
Balance to be carried forward	CHF	33 507 802

If the profit allocation motion is accepted, the dividend will be paid out starting on May 13, 2002.

3. Granting of Discharge to the Members of the Board of Directors

The Board of Directors moves to grant its members discharge for the 2001 business year.

4. Amendments to the Articles of Association

a) Transfer of Domicile and English Translation of Company Name

The Board of Directors proposes to transfer the domicile of the Corporation from Zurich to Pfäffikon SZ, Community of Freienbach, and to change the English translation of the company name from "Unaxis Holding Ltd" to "Unaxis Holding Inc.". Accordingly, it moves to replace Art. 1 para. 1 of the Articles of Association with the following wording:

"Company name Incorporated under the name

Unaxis Holding AG
Unaxis Holding SA
Unaxis Holding Inc.

Duration, domicile is a stock corporation, formed for an indefinite duration and domiciled in Pfäffikon SZ, Community of Freienbach."

b) Authorized Capital

The Board of Directors proposes to renew the capital in the amount of CHF 40 000 000.– authorized until May 4, 2002, for the statutory maximum duration of two years. Accordingly, it moves to amend Art. 6 of the Articles of Association as follows:

"Art. 6

Authorized Capital The Board of Directors is authorized, at any time up to May 7, 2004, to increase the share capital up to a maximum aggregate amount of CHF 40 000 000.– through the issuance of a maximum of 2 000 000 registered shares, which shall be fully paid-in, with a par value of CHF 20.– per share. Increases by firm underwriting as well as partial increases are permissible. In each case, the issue price, the date for entitlement to dividends and the type of contribution shall be determined by the Board of Directors.

The Board of Directors is authorized to exclude all or parts of the subscription rights of the shareholders and to convey them to third parties, provided that such new shares are to be used for the acquisition of enterprises through share swaps or for financing the acquisition of enterprises or divisions thereof, or of participations or of newly planned investments of the Corporation. Shares for which subscription rights exist but are not exercised shall be sold by the Corporation at market conditions."

c) Conditional Capital Increase for Warrant and Convertible Bonds

The Board of Directors moves to increase the conditional capital for warrant and convertible bonds from CHF 9 600 000.– to CHF 40 000 000.– and, for this purpose, to amend Art. 6 a of the Articles of Association as follows:

"Art. 6 a

Conditional capital increase for warrant and convertible bonds The Corporation's share capital shall be increased by a maximum aggregate amount of CHF 40 000 000.– through the issuance of a maximum of 2 000 000 registered shares with a par value of CHF 20.– per share by the exercise of option and conversion rights which are granted in connection with bond obligations of the Corporation or one of its Group companies. The subscription rights of shareholders are excluded. The current holders of option certificates and/or convertible bonds are entitled to purchase the new shares.

The Board of Directors is empowered to limit or exclude the advanced subscription rights of shareholders (1) to finance or refinance the acquisition of enterprises, divisions thereof, or of participations or of newly planned investments of the Corporation or (2) to issue the warrant and the convertible bonds on the international capital market. To the extent that the right to subscribe in advance is excluded, (1) the bonds are to be placed with the public at market conditions, (2) the term to exercise the option and

the conversion rights may not exceed 7 years as of the date of the bond issue and (3) the exercise price for the new shares must at least correspond to the market conditions at the time of the bond issue."

d) Number, Nationality and Office Terms of Board Members

The Board of Directors moves to amend Art. 15 para. 1 and Art. 16 para. 1 of the Articles of Association as follows:

Art. 15 para. 1:

"Number The Board of Directors shall consist of at least three and not exceed nine members."

Art. 16 para. 1:

"Duration of office, re-election Board members shall be elected for three years and shall be eligible for re-election; a "year" shall mean the period from one ordinary General Meeting of shareholders to the next. Members of the Board of Directors may be elected for a new office period of three years prior to the expiration of their office period. The elections are to be organized in such a way that each year the office period of about a third of the members of the Board of Directors expires."

e) Further Amendments to the Articles of Association

The Board of Directors moves to amend Art. 18 para. 4 and Art. 19 para. 4 and 6 of the Articles of Association as follows:

Art. 18 para. 4:

"Secretary The Board of Directors shall appoint the secretary, who does not need to be a shareholder or a Board member."

Art. 19 para. 4:

"Equality of votes In the event of an equality of votes, the chairman of the meeting shall have the casting vote."

Art. 19 para. 6:

"Minutes Proceedings, resolutions and elections at Board Meetings shall be recorded in the minutes, which shall be signed by the chairman of the meeting and the secretary."

5. Re-election of Board Members

Subject to the approval of the above mentioned motion to change Art. 16 para. 1 of the Articles of Association by the General Meeting of Shareholders, the Board of Directors moves to re-elect Messrs. Dr. Pius Baschera, Dr. Willy Kissling and Peter Küpfer for a term of three years.

6. Election of the Auditors and Group Auditors

The Board of Directors moves to re-elect Ernst & Young Ltd as Auditors and Group Auditors for a term of one year.

Business Report

The Business Report for 2001 with the Annual Report, the Annual Financial Statements of Unaxis Holding Ltd, the Consolidated Financial Statements and the Reports of the Auditors and Group Auditors is available for inspection by the shareholders as of March 26, 2002, at the company's headquarters, Hofwiesenstrasse 135, 8057 Zurich. Any shareholder may request that a copy of the Business Report be sent to him/her. Shareholders registered in the share register will receive this document automatically.

Admission Card

Admission Cards and voting materials are only sent upon application. Shareholders who are already registered in the share register or will be registered by April 17, 2002, respectively, as being entitled to vote receive a personal invitation and a copy of the 2001 Business Report with a corresponding Application Form. Therewith until April 25, 2002, at the latest, an Admission Card (including voting materials) may be applied for at Unaxis Holding Ltd, Share Registry, P. O. Box 1309, 8021 Zurich.

Crucial to the issue of an Admission Card is the status of the share register as of April 17, 2002. In the case that shares of the holdings listed on the Admission Card have been sold, the shareholder is no longer entitled to exercise the voting rights for these shares.

For the correct determination of the quorum, the voting material not used and the Admission Card must be presented at the exit in the case of an early or temporary departure from the Annual General Meeting.

Proxy Voting

Shareholders who do not wish to attend the Annual General Meeting of Shareholders in person may arrange to be represented by another shareholder or Unaxis Holding Ltd. They may also authorize Mr. Bruno Stalder, Attorney at Law, Reinhold Frei-Strasse 25, 8049 Zurich, to represent them as an independent proxy according to Art. 689c SCO (Swiss Code of Obligations).

The authorization of an independent proxy or Unaxis Holding Ltd may be given directly on the Application Form. For the authorization of another shareholder, an Admission Card is to be requested and the Proxy Form printed on its reverse side is to be used. Shareholders who sign their proxy and return it to us without designating an authorized representative will be represented by Unaxis Holding Ltd. In that case, the voting rights will be exercised by consenting to the motions of the Board of Directors.

Proxy Holders for Deposited Shares

Proxy holders for deposited shares according to Art. 689d SCO are asked to notify the Corporation of the number of shares represented by them at the earliest opportunity, but not later than May 7, 2002, when their documents are inspected on admittance to the meeting. The institutions governed by the Federal Law of November 8, 1934, on Banks and Savings Banks, as well as professional asset managers, are regarded as proxy holders for deposited shares.

Zurich, March 25, 2002

Unaxis Holding Ltd

Dr. Willy Kissling
Chairman of the Board

unaxis

making IT possible

29th Annual General Meeting of May 7, 2002

Commentary on Agenda Item 4

a) Transfer of Domicile and English Translation of Company Name

In mid-April 2002, the group headquarters of Unaxis will be transferred to Pfäffikon SZ, where the employees of Unaxis Management Ltd will be moving into a new office building. In this connection, it is obvious that for logistical reasons we also have to move the legal domicile of Unaxis Holding Ltd from Zurich to Pfäffikon SZ, Community of Freienbach. In addition, the Board of Directors proposes to replace "Ltd" in the English translation of the company name with "Inc.". This change represents an adaptation to American-English language use which is important for the Unaxis Group.

b) Authorized Capital

In May 2000, the General Meeting of Shareholders approved the creation of authorized capital in the amount of CHF 40 000 000.–. The authorization of the Board of Directors connected therewith to increase the share capital of the Corporation in the maximum amount of CHF 40 000 000.– was limited in time according to legal conditions until May 4, 2002. In order to preserve the freedom of action required to take investment and expansion opportunities that are in the interest of the Corporation and the shareholders beyond this time limit, the Board of Directors moves to renew the authority to increase the share capital by the legal maximum duration of two years, i.e. until May 7, 2004.

c) Conditional Capital Increase for Warrant and Convertible Bonds

In 1994, the General Meeting of Shareholders approved a conditional capital increase of a maximum of CHF 30 000 000.– for warrant and convertible bonds. At the end of 1996, the Corporation issued a 2¼% Convertible Bond of CHF 150 000 000.– with a duration of 5 years. In the following, the conditional capital was reduced by the exercise of conversion rights to CHF 9 600 000.–. This amount does not suffice for the issue of other warrant or convertible bonds at market conditions. In order to give the possibility to the Board of Directors to borrow monies in this way, if needed, for Group development, the Board of Directors moves to increase the conditional capital to CHF 40 000 000.–. On this occasion, Art. 6a para. 2 of the Articles of Association, which concerns the restriction and the withdrawal of anticipated subscription rights of the shareholders, shall be adapted to the new practice of the Swiss Federal Supreme Court.

d) Number, Nationality and Office Terms of Board Members

Art. 15 para.1 of the Articles of Association provides for a minimum size of three members of the Board of Directors but refrains from prescribing a maximum size of this corporate body. Since a body that is too large makes an efficient decision-making process more difficult, the Board of Directors proposes that a limitation of the number of the Board members be included in the Articles of Association. Under consideration of the Board's leadership and control functions and the size of the Unaxis Group, the Board of Directors deems a maximum number of nine Board members appropriate. In addition, the Board of Directors proposes to drop the restriction according to the Articles of Association regarding nationality of the members of the Board of Directors. Therewith, the rule of Art. 708 para. 1 of the Swiss Code of Obligations automatically applies, according to which the majority of the members of the Board of Directors must be Swiss citizens with domicile in Switzerland.

The applicable Articles of Association of Unaxis Holding Ltd provide for uniform office terms for the Board of Directors of three years. Therewith, every third year, elections for the renewal of the entire Board take place, which has the tendency to be rather detrimental to a desirable continuity within the Board of Directors. Therefore, the Board of Directors, by proposing an amendment to Art. 16 para. 1 of the Articles of Association, moves for an overlapping of the office terms.

e) Further Amendments to the Articles of Association

The proposed amendments to Art. 18 para. 4 and Art. 19 para. 6 of the Articles of Association are adaptations to the wording of the law: According to Art. 712 para. 1 of the Swiss Code of Obligations, the Secretary shall not be appointed by the Chairman but by the Board of Directors. Art. 713 para. 3 of the Swiss Code of Obligations provides for the signing of the Board of Directors' minutes by the chairman of the meeting. This is not necessarily the Chairman of the Board but, in the case of his/her inability to attend, the Vice Chairman or another member of the Board of Directors (cf. Art. 18 para. 2 of the Articles of Association). The proposed amendment to Art. 19 para. 4 of the Articles of Association shall clarify that not only the Chairman has the casting vote in the case of a tie, but, in general, the chairman of the respective meeting.

Proposed Amendments to the Articles of Association

Articles of Association of May 4, 2000	Proposed Amendments
Art. 1 para. 1	**Art. 1 para. 1**
Company name Incorporated under the name Unaxis Holding AG Unaxis Holding SA Unaxis Holding Ltd	*Company name* Incorporated under the name Unaxis Holding AG Unaxis Holding SA Unaxis Holding Inc.
Duration, domicile is a stock corporation, formed for an indefinite duration and domiciled in Zurich.	*Duration, domicile* is a stock corporation, formed for an indefinite duration and domiciled in Pfäffikon SZ, Community of Freienbach.
Art. 6	**Art. 6**
Authorized Capital The Board of Directors is authorized, at any time up to May 4, 2002, to increase the share capital up to a maximum aggregate amount of CHF 40 000 000.– through the issuance of a maximum of 2 000 000 registered shares, which shall be fully paid-in with a par value of CHF 20.– per share. Increase by underwriting as well as partial increases are permissible. In each case, the issue price, the date for entitlement to dividends and the type of contribution shall be determined by the Board of Directors.	*Authorized Capital* The Board of Directors is authorized, at any time up to May 7, 2004, to increase the share capital up to a maximum aggregate amount of CHF 40 000 000.– through the issuance of a maximum of 2 000 000 registered shares, which shall be fully paid-in with a par value of CHF 20.– per share. Increase by underwriting as well as partial increases are permissible. In each case, the issue price, the date for entitlement to dividends and the type of contribution shall be determined by the Board of Directors.
The Board of Directors is authorized to exclude the subscription rights of the shareholders and to convey them to third parties, provided that such new shares are to be used for the takeover of enterprises through share swaps or for financing the acquisition of enterprises or divisions thereof, or of participations or of	The Board of Directors is authorized to exclude all or parts of the subscription rights of the shareholders and to convey them to third parties, provided that such new shares are to be used for the takeover of enterprises through share swaps or for financing the acquisition of enterprises or divisions thereof, or of

Articles of Association of May 4, 2000	Proposed Amendments
newly planned investments of the Corporation. Shares for which subscription rights exist but are not exercised shall be sold by the Corporation at market conditions.	participations or of newly planned investments of the Corporation. Shares for which subscription rights exist but are not exercised shall be sold by the Corporation at market conditions.
Art. 6 a	**Art. 6 a**
Conditional Capital increase for warrant and convertible bonds The Corporation's share capital will be increased by the issuing of a maximum of 480 000 registered shares with a nominal value of CHF 20.– each, in the maximum amount of CHF 9 600 000.– by the exercising of option or conversion rights, which have been granted in connection with bond obligations of the Corporation or one of its Group companies. The subscription rights of shareholders are excluded. The current holders of option certificates and/or convertible bonds are entitled to purchase the new shares.	*Conditional capital increase for warrant and convertible bonds* The Corporation's share capital shall be increased by a maximum aggregate amount of <u>CHF 40 000 000.–</u> through the issuance of a maximum of <u>2 000 000</u> registered shares with a par value of CHF 20.– per share by the exercise of option and conversion rights which are granted in connection with bond obligations of the Corporation or one of its Group companies. The subscription rights of shareholders are excluded. The current holders of option certificates and/or convertible bonds are entitled to purchase the new shares.
The Board of Directors is empowered for important reasons to limit or withdraw the anticipated subscription rights of shareholders as laid down in Art. 653c para. 2 Swiss Code of Obligations. In this case the structure, term and amount of the issue and the option or conversion conditions appertaining thereto are to be fixed by the Board of Directors according to the market conditions prevailing at the time the issue takes place.	<u>The Board of Directors is empowered to limit or exclude the advanced subscription rights of shareholders (1) to finance or refinance the acquisition of enterprices, divisions thereof, or of participations or of newly planned investments of the Corporation or (2) to issue the warrant and convertible bonds on the international capital market. To the extent that the right to subscribe in advance is excluded, (1) the bonds are to be placed with the public at market conditions, (2) the term to exercise the option and the conversion rights may not exceed 7 years as of the date of the bond issue and (3) the exercise price for the new shares must at least correspond to the market conditions at the time of the bond issue.</u>
Art. 15 para. 1	**Art. 15 para. 1**
Number, nationality, domicile The Board of Directors shall consist of at least three members, two thirds of whom shall be Swiss nationals domiciled in Switzerland.	*Number* The Board of Directors shall consist of at least three <u>and not exceed nine</u> members.

Articles of Association of May 4, 2000	Proposed Amendments
Art. 16 para. 1 *Duration of office, re-election* Board members shall be elected for three years and shall be eligible for re-election; a "year" shall mean the period from one ordinary General Meeting of shareholders to the next.	**Art. 16 para. 1** *Duration of office, re-election* Board members shall be elected for three years and shall be eligible for re-election; a "year" shall mean the period from one ordinary General Meeting of shareholders to the next. <u>Members of the Board of Directors may be elected for a new office period of three years prior to the expiration of their office period. The elections are to be organized in such a way that each year the office period of about a third of the members of the Board of Directors expires.</u>
Art. 18 para. 4 *Secretary* The chairman shall appoint the secretary, who need not be a shareholder or a Board member.	**Art. 18 para. 4** *Secretary* The <u>Board of Directors</u> shall appoint the secretary, who does not need to be a shareholder or a Board member.
Art. 19 para. 4 *Equality of votes* In the event of an equality of votes, the Chairman shall have the casting vote.	**Art. 19 para. 4** *Equality of votes* In the event of an equality of votes, the <u>chairman of the meeting</u> shall have the casting vote.
Art. 19 para. 6 *Minutes* Proceedings, resolutions and elections at Board Meetings shall be recorded in the minutes, which shall be signed by the Chairman and the secretary to the Board.	**Art. 19 para. 6** *Minutes* Proceedings, resolutions and elections at Board Meetings shall be recorded in the minutes, which shall be signed by <u>the chairman of the meeting</u> and the secretary.

making IT possible

Correspondence address

Shareholder

Application Form

for the 29th Annual General Meeting of Shareholders of Unaxis Holding Ltd to be held on Tuesday, May 7, 2002, 3 p.m. in the Culture and Convention Center in Lucerne

Please complete and sign this form and return it promptly (by April 25, 2002 at the latest) in the enclosed envelope.

Attendance/Proxy (Please check *one box only)*

1. Personal Attendance

☐ I/we will attend the Annual General Meeting of Shareholders in person and request an Admission Card.

2. Proxy

I/we will not attend the Annual General Meeting of Shareholders in person and

☐ hereby authorize Unaxis Holding Ltd to represent me/us at the Annual General Meeting of Shareholders and to cast my/our votes in support of the motions made by the Board of Directors;

☐ hereby authorize the independent proxy, Mr. Bruno Stalder, Attorney at Law, Reinhold Frei-Strasse 25, CH-8049 Zurich, to represent me/us at the Annual General Meeting of Shareholders and to cast my/our votes in accordance with my/our instructions on the reverse side of this form (in the absence of any instructions to the contrary, the independent proxy will cast the votes in support of the motions made by the Board of Directors);

☐ will appoint another registered shareholder to act as my/our proxy. For this purpose, I/we request an Admission Card which, after completion of the proxy form thereon, I/we will give to a shareholder recorded as of April 17, 2002, in the share register. (NB: Article 11 Para. 2 of the Articles of Association states that a shareholder may only be represented at the Annual General Meeting of Shareholders by the shareholder's legal representative, or, by means of a written proxy, by another shareholder who is recorded in the share register.)

This form is not valid as an Admission Card to the Annual General Meeting of Shareholders

Crucial to the issue of an Admission Card is the status of the share register as of April 17, 2002. In the case that shares of the holdings listed on the Admission Card have been sold, the shareholder is no longer entitled to exercise the voting rights for these shares.

_______________ Date

_______________ Signature

Unaxis Holding Ltd
Share Registry
P.O. Box 1309
8021 Zurich